Exhibit 99.1

Zhongchao Inc. Establishes Chongqing Xinjiang Pharmaceutical Co., Ltd. to Improve Patient Access to Medications

Shanghai, China, September 28, 2022 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a platform-based internet technology company offering services to patients with oncology and other major diseases, today announced the establishment of Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Xinjiang Pharmaceutical”) which mainly engages in pharmaceutical import and export trade, OME (original equipment manufacturer) production, medical consumables operation, and pharmaceutical internet services. Zhongchao expects to further improve and complement its business model of “Medical-Pharmaceutical-Patient” as Xinjiang Pharmaceutical plays an important role in supplying quality medications for patients.

The Company has implemented a few steps in extending its business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient” in order to meet the increasing demands of patient-oriented healthcare in China. Followed by the launch of Zhixun Internet Hospital to provide standardized internet healthcare services for patients with oncology or other major diseases, Zhongchao established Xinjiang Pharmaceutical to aim at realizing medications accessibility and affordability for those patients. Xinjiang Pharmaceutical plans to cooperate with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform, aiming to streamline the delivery of medicines from pharmaceutical factories to retail ends. This approach will enable Xinjiang Pharmaceutical to supply domestic and international high-quality and cost-effective drugs, improving drug accessibility and lowering medication cost.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “We are excited to announce the establishment of Xinjiang Pharmaceutical, as it is another important step for us to improve our model of “Medical-Pharmaceutical-Patient” in the field of oncology and other major diseases. We expect to leverage our established networks and resources with pharmaceutical companies to form a pharmaceutical service system covering the whole industrial chain to enhance drug accessibility and affordability for patients. We are committed to contributing to the improved patient experience.”

About Zhongchao Inc.

Zhongchao Inc. is an offshore holding company incorporated in the Cayman Islands. It conducts operations in China through the contractual arrangements between its wholly owned subsidiary and PRC operating entities. Zhongchao Inc. is a platform-based internet technology company offering services to patients with oncology and other major diseases. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals under their “MDMOOC” platform (www.mdmooc.org), offer patient management services in the professional field of tumor and rare diseases through Zhongxin, offer internet healthcare services through Zhixun Internet Hospital, and pharmaceutical services through Xinjiang Medical and operate an online information platform, Sunshine Health Forums, to general public. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company: Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations: Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386